UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 20)

ISCO International, Inc.
(Name of Issuer)

COMMON STOCK, par value $.001
(Title of Class of Securities)

46426P103
(CUSIP Number)

Jerald A. Trannel
290 South County Farm Road, Third Floor
Wheaton, Illinois  60187-4526
Telephone:  (630) 588-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 20, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 452284102  Page 2 of 9 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Alexander Finance, LP

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        80,420,716
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                80,420,716

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

80,420,716

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

26.5%

14. Type of Reporting Person (See instructions)

PN

Schedule 13D/A

CUSIP No. 452284102  Page 3 of 9 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Grace Brothers, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        11,000,000
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                11,000,000

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

11,000,000

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

3.6%

14. Type of Reporting Person (See instructions)

PN

Schedule 13D/A

CUSIP No. 46426P103  Page 4 of 9 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bun Partners, Inc.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        80,420,716
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                80,420,716

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

80,420,716

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

26.5%

14. Type of Reporting Person (See instructions)

CO

Schedule 13D/A

CUSIP No. 46426P103  Page 5 of 9 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Spurgeon Corporation

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        91,420,716
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                91,420,716

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

91,420,716

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

30.1%

14. Type of Reporting Person (See instructions)

CO

Schedule 13D/A

CUSIP No. 46426P103  Page 6 of 9 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        91,420,716
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                91,420,716

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

91,420,716

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

30.1%

14. Type of Reporting Person (See instructions)
IN

Schedule 13D/A

CUSIP No. 46426P103  Page 7 of 9 Pages

The undersigned, Alexander Finance, L.P. ("Alexander") hereby amends its Schedule 13D as filed on November 12, 1999 and as previously amended (the "Schedule 13D") relating to the Common Stock of ISCO International, Inc.
Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. Except as set forth herein, the Schedule 13D, as previously amended, remains unchanged.

Item 3. Source and Amount of Funds

The Common Stock beneficially owned by Alexander and Grace was purchased with working capital and partnership funds.

Item 4. Purpose of Transaction

On March 20, 2008, the Company entered into an agreement
(the "Assignment Agreement") with Grace Investments, Ltd.
(the "Lender"), an affiliate with the Filers, which will allow the Company the ability to assign, or factor, its receivables. If the Company requests such a transaction and the Lender agrees, monies will be advanced to the Company based on the Company's trade receivables assigned to the Lender. Under the Assignment Agreement, as the assigned accounts are collected by the Company
(approximately 30 days from the date of invoice), the Company will promptly pay the lenders the amount of the collected account, plus interest at an implied annual rate of 10%. In connection with the Assignment Agreement, the Company and its Lender agreed to a $250,000 advance with funding to occur March 20, 2008, and repayment expected during April 2008 upon collection of the assigned trade receivables. Future transactions would be subject to the desire of both the Company and Lender.

The Assignment Agreement also releases the liens on the assigned trade receivables under the Fifth Amended and Restated Security Agreement dated January 31, 2008 among the Lender, the Company and the Company's subsidiary concurrently with sale to the trade receivables to the Lender.

The description of the Assignment Agreement is qualified by reference to the complete Assignment Agreement, a copy of which attached to the Company's Report on Form 8-K filed on March 25, 2008.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this Amendment, Alexander, if it converted its 5% convertible notes and 7% convertible notes, would beneficially own 80,420,716 shares of Common
Stock, representing approximately 26.5% of the outstanding shares of Common Stock. Grace beneficially owns 11,000,000 shares of Common Stock, representing approximately 3.6% of the outstanding shares of Common Stock. As general partner of Grace and Alexander, Spurgeon may be deemed beneficial owner of 91,420,716 shares of Common Stock, or 30.1% of the outstanding shares of Common Stock, although they otherwise disclaim beneficial ownership. As general partner of Alexander, Bun may be deemed beneficial owner of 80,420,716 shares of Common Stock, or 26.5% of the outstanding shares of Common Stock, although they otherwise disclaim beneficial ownership. As general partner of Grace and President of Bun, Whitmore may be deemed beneficial owner of 91,420,716 shares of Common Stock, or 30.1% of the outstanding shares of Common Stock.

Schedule 13D/A

CUSIP No. 46426P103  Page 8 of 9 Pages

(i) Alexander beneficially owns 37,064,846 shares of Common Stock directly, $2,500,000 face amount of the Issuer's
5% Senior Secured Convertible Notes due June 22, 2010
("5% Notes") which together with accrued interest through March 31, 2008 thereon, are presently convertible into 8,263,240 shares of Common Stock, and $6,361,705 face amount of the Issuer's 7% Senior Secured Convertible Notes due August 1, 2009 ("7% Notes") which together with accrued interest through March 31, 2008 thereon, are presently convertible into 35,092,630 shares of Common Stock;

(ii) Grace beneficially owns 11,000,000 shares of Common
Stock directly;

(iii) Spurgeon beneficially owns indirectly as the general partner of Alexander and Grace 48,064,846 shares of Common Stock, $2,500,000 face amount of the Issuer's 5%
Senior Secured Convertible Notes due June 22, 2010
("5% Notes") which together with accrued interest through March 31, 2008 thereon, are presently convertible into 8,263,240 shares of Common Stock, and $6,361,705 face amount of the Issuer's 7% Senior Secured Convertible Notes due August 1, 2009 ("7% Notes") which together with accrued interest through March 31, 2008 thereon, are presently convertible into 35,092,630 shares of Common Stock;

(iv) Bun beneficially owns indirectly as the general partner of Alexander 37,064,846 shares of Common
Stock and $2,500,000 face amount of the Issuer's 5% Senior
Secured Convertible Notes due June 22, 2010 ("5% Notes") which together with accrued interest through March 31, 2008 thereon, are presently convertible into 8,263,240 shares of Common Stock, and $6,361,705 face amount of the Issuer's 7% Senior Secured Convertible Notes due August 1,
2009 ("7% Notes") which together with accrued interest through March 31, 2008 thereon, are presently convertible into 35,092,630 shares of Common Stock;

(v) Whitmore beneficially owns indirectly as the owner of
Bun and the general partner of Grace 48,064,846 shares of
Common Stock and $2,500,000 face amount of the Issuer's 5%
Senior Secured Convertible Notes due June 22, 2010
("5% Notes") which together with accrued interest through
March 31, 2008 thereon, are presently convertible into
8,263,240 shares of Common Stock, and $6,361,705 face
amount of the Issuer's 7% Senior Secured Convertible Notes
due August 1, 2009 ("7% Notes") which together with accrued
interest through March 31, 2008 thereon, are presently
convertible into 35,092,630 shares of Common Stock.
..

(c) No transactions have been effected by the Filers during the past sixty (60) days.

(d) No person other than the filers is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of such shares of Common Stock beneficially owned by the Filers.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
Relationships with respect to Securities of the Issuer

Except as described herein, there are no contracts, arrangements, understandings or other relationships with respect to any securities of the Company.

Item 7.  Items to be filed as Exhibits.
none

Schedule 13D/A

CUSIP No. 46426P103  Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2008

Alexander Finance, LP

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
President:  Bun Partners, Inc.
Its:  General Partner

Grace Brothers, Ltd.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

Bun Partners, Inc.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  President

Spurgeon Corporation

By: /s/ Jerald A. Trannel
Name:  Jerald A. Trannel
Its:  Vice President

Bradford T. Whitmore

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore

Grace Investments, Ltd.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner